

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

Amro Albanna
Chief Executive Officer and Chairman of the Board of Directors
Aditxt, Inc.
737 N. Fifth Street, Suite 200
Richmond, VA 23219

> **Re: Aditxt, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 29, 2024**
> **File No. 001-39336**

Dear Amro Albanna:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 8: The Authorized Share Increase Proposal, page 54

1. Please revise here and throughout your preliminary proxy statement to quantify the proposed increase to the number of authorized shares of common stock.

Proposal No. 9: The Reverse Split Proposal, page 56

2. Please revise here and throughout your preliminary proxy statement to disclose the range of the proposed reverse stock split.

General

3. We note that Proposal 3 is a solicitation of your stockholders for the issuance of shares of common stock underlying shares of Series A-1 Convertible Preferred Stock issued pursuant to the Merger Agreement and Exchange Agreement with Evofem Biosciences, Inc. in December 2023. In addition, we note Proposal 6 is a solicitation of your stockholders for the issuance of shares of common stock underlying shares of Series C-1

Convertible Preferred Stock issued "to fund certain obligations under [your] merger agreement with Evofem Biosciences, Inc." in May 2024. Please revise your preliminary proxy statement to provide the disclosures required by Items 11, 13 and 14 of Schedule 14A with respect to those matters, as applicable, pursuant to Note A of Schedule 14A. Alternatively, please provide us with analysis supporting why such disclosure is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sean Reid, Esq.